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                              September 28, 2022

       Rhonda Keaveney
       Chief Executive Officer
       Eline Entertainment Group, Inc.
       7339 E. Williams Drive
       Unit 26496
       Scottsdale, AZ 85255

                                                        Re: Eline Entertainment
Group, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed September 21,
2022
                                                            File No. 000-30451

       Dear Ms. Keaveney:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G filed September 21, 2022

       Item 1. Business, page 1

   1. We note your response to comment 2 and reissue the comment. Please specifically state whether there are any
ongoing discussions or negotiations involving any merger
                                                        candidates.
       Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

   2. We partially reissue comments 3 and 4. Please update the disclosure in this section as of the most recent
practicable date, rather than the December 31, 2021 date provided. In addition, please
provide clear disclosure that so long as Small Cap Compliance owns at least one share of
Preferred D shares, it will have the majority of the voting power of the
 Rhonda Keaveney
FirstName  LastNameRhonda    Keaveney
Eline Entertainment Group, Inc.
Comapany 28,
September  NameEline
               2022 Entertainment Group, Inc.
September
Page 2     28, 2022 Page 2
FirstName LastName
         company stock outstanding. Please also revise to include Ms. Keaveney separately in the table, as required by Item 403(b) of Regulation S-K. Lastly, please disclose the ownership of officers and directors as a group.
Item 5. Directors and Executive Officers, page 16

3. We note your response to comment 6 and reissue the comment. Please include risk factor disclosure highlighting the risks associated with Ms. Keaveney's and Small Cap
         Compliance's current involvement with other companies for which she serves as the custodian, including, but not limited to, potential conflicts in searching for a merger candidate. In addition, please specifically identify each of the current business involvements of Ms. Keaveney and Small Cap Compliance.
4. We note your response to comment 5 and we reissue the comment. Within your registration statement, please provide a breakdown of Ms. Keaveney and Small Cap
         Compliance's experience over each of the past five years, disclosing their prior performance history with such shell companies, including:
             The company's name;
             Their relationship with the company;
             Whether the company has engaged in a business combination;
             Whether the company registered any offerings under the Securities Act; and
             Whether any transaction resulted in termination of their association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

         In addition, please specifically note the experience, qualifications, attributes or skills that led to the conclusion that Ms. Keaveney should serve as a director, as required by Item
         401(e) of Regulation S-K.
Item 6. Executive Compensation, page 17

5. We reissue comment 7. Please provide the summary compensation table, as required by
         Item 402(n) of Regulation S-K. Please disclose all compensation, direct and indirect, as required by Item 402(m)(1). We note that Small Cap Compliance, LLC, controlled by
         Ms. Keaveney, was compensated for its role as custodian.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Rhonda Keaveney
Eline Entertainment Group, Inc.
September 28, 2022
Page 3

       You may contact Howard Efron at 202-551-3439 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.



FirstName LastNameRhonda Keaveney                        Sincerely,
Comapany NameEline Entertainment Group, Inc.
                                                         Division of
Corporation Finance
September 28, 2022 Page 3                                Office of Real Estate
& Construction
FirstName LastName